Page 1 of 14
                                                         Exhibit Index on Page 2

                                   FORM 11-K

                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934




(Mark One)

  [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934.
             For the fiscal year ended:  December 31, 1998

  OR

  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
             For the transition period from       to



Commission file number     1- 3208

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        Zep Manufacturing Company Profit Sharing/
        401(k) Retirement Plan


  B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

        National Service Industries, Inc.
        1420 Peachtree Street, NE
        Atlanta, Georgia 30309

REQUIRED INFORMATION

The following documents are filed as a part of this report:

1.   Financial Statements


     Plan financial statements prepared in accordance with the financial reporting requirements of ERISA include the following:

     Report of Independent Public Accountants

     Statements of Net Assets Available for Benefits as of December 31, 1998 and 1997

     Statement of Changes in Net Assets Available for Benefits, with Fund Information, for the Year Ended December 31, 1998

     Notes to Financial Statements

2.   Exhibits
                                                             Sequentially
                                                               Numbered
     The following exhibit is filed with this report:            Page

     23     Consent of Arthur Andersen LLP                        14



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              Zep Manufacturing Company Profit Sharing/
                              401(k) Retirement Plan


Date: June 30, 1999           By:   National Service Industries, Inc.
                                    Plan Administrator

                              By:    /s/ James S. Balloun
                              Name:  James S. Balloun
                              Title: Chairman and Chief Executive Officer

                            ZEP MANUFACTURING COMPANY
                      PROFIT SHARING/401(K) RETIREMENT PLAN

              FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998 AND 1997
                                  TOGETHER WITH
                                AUDITORS' REPORT

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Plan Administrator of
Zep Manufacturing Company
Profit Sharing/401(k) Retirement Plan:


We have audited the accompanying statements of net assets available for benefits of ZEP MANUFACTURING COMPANY PROFIT SHARING/401(k) RETIREMENT PLAN as of December 31, 1998 and 1997 and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997 and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                 ARTHUR ANDERSEN LLP


Atlanta, Georgia
April 29, 1999

                            ZEP MANUFACTURING COMPANY

                      PROFIT SHARING/401(K) RETIREMENT PLAN


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1998 AND 1997






                                                                                      1998                 1997
                                                                                --------------       --------------
INVESTMENT IN NSI DC TRUST, at fair value (Notes 2 and 3):
       Balanced Fund                                                            $  38,104,637        $  37,501,238
       Diversified Equity Fund                                                     52,315,299           42,713,715
       Stable Value Fund                                                           32,466,969           28,755,765
       NSI Stock Fund                                                               8,905,423           11,893,708
       Loan Fund                                                                    4,333,138            4,498,635
       International Fund                                                           1,256,706            1,433,528
       Index Fund                                                                   8,942,178            3,533,009
       Small Company Fund                                                           1,911,201            1,696,351
       Bond Index Fund                                                                415,470                    0
                                                                                --------------       --------------
              Total investment                                                    148,651,021          132,025,949
                                                                                --------------       --------------
CONTRIBUTIONS RECEIVABLE:
    Employer                                                                        1,895,212            2,267,551
    Participant                                                                             0                3,772
                                                                                --------------       --------------
              Total contributions receivable                                        1,895,212            2,271,323
                                                                                --------------       --------------
REFUNDS PAYABLE TO PARTICIPANTS                                                       (14,104)                   0
                                                                                --------------       --------------
NET ASSETS AVAILABLE FOR BENEFITS                                               $ 150,532,129        $ 134,297,272
                                                                                ==============       ==============






The accompanying notes are an integral part of these statements.

                            ZEP MANUFACTURING COMPANY

                      PROFIT SHARING/401(K) RETIREMENT PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1998










                 Balanced  Diversified  Stable       NSI                                    Small    Bond
                  Fund       Equity     Value       Stock     Loan      Int'l     Index    Company   Index
                              Fund      Fund        Fund      Fund      Fund      Fund      Fund     Fund     Other      Total
               ----------- ---------- ---------- ---------- --------- --------- --------- --------- ------- --------- ------------

CONTRIBUTIONS:
Employer, net
 of forfeitures $  497,187    651,577    670,285    246,283         0    43,397    61,011    35,673     259  (372,339)$  1,833,333
Participant      1,268,557  1,730,031    779,421    623,368         0   109,605   294,009   138,567   9,801   (17,876)   4,935,483
               ----------- ---------- ---------- ---------- --------- --------- --------- --------- ------- --------- ------------
 Total
  contributions  1,765,744  2,381,608  1,449,706    869,651         0   153,002   355,020   174,240  10,060  (390,215)   6,768,816

NET GAIN (LOSS)
 FROM INVESTMENT
   IN NSI DC
    TRUST
     (Note 3)    4,813,729 12,360,275  2,028,218 (2,473,711)        0     5,989 1,409,953   206,781  23,490         0   18,374,724


BENEFITS PAID TO
  PARTICIPANTS  (2,058,641)(2,666,554)(3,094,314)  (388,291) (328,005)  (90,973) (202,245)  (79,660)      0         0   (8,908,683)

INTRAPLAN
 TRANSFERS      (3,917,433)(2,473,745) 3,327,594   (995,934)  162,508  (244,840)3,846,441   (86,511)381,920         0            0
               ----------- ---------- ---------- ---------- --------- --------- --------- --------- ------- --------- ------------
NET INCREASE
 (DECREASE)        603,399  9,601,584  3,711,204 (2,988,285) (165,497) (176,822)5,409,169   214,850 415,470  (390,215)  16,234,857

NET ASSETS
 AVAILABLE FOR
  BENEFITS,
  Dec 31, 1997  37,501,238 42,713,715 28,755,765 11,893,708 4,498,635 1,433,528 3,533,009 1,696,351       0 2,271,323  134,297,272
               ----------- ---------- ---------- ---------- --------- --------- --------- --------- ------- --------- ------------
NET ASSETS
 AVAILABLE FOR
  BENEFITS,
  Dec 31, 1998 $38,104,637 52,315,299 32,466,969  8,905,423 4,333,138 1,256,706 8,942,178 1,911,201 415,470 1,881,108 $150,532,129
               =========== ========== ========== ========== ========= ========= ========= ========= ======= ========= ============









The accompanying notes are an integral part of this statement.

                                       ZEP MANUFACTURING COMPANY

                                 PROFIT SHARING/401(K) RETIREMENT PLAN


                                     NOTES TO FINANCIAL STATEMENTS

                                      DECEMBER 31, 1998 AND 1997



1.   PLAN DESCRIPTION

     The following is a brief description of the Zep Manufacturing Company Profit Sharing/401(k) Retirement Plan (the "Plan") of Zep Division of National Service Industries, Inc. of Georgia and Zep Division of Zep Manufacturing Company (together, the "Employer"). Both National Service Industries, Inc. of Georgia and Zep Manufacturing Company are wholly owned subsidiaries of National Service Industries, Inc. ("NSI"). This description is provided for informational purposes only. Participants should refer to the plan agreement for more complete information.

     General

     The Plan is a defined contribution plan established under the provisions of
     Section 401(a) of the Internal Revenue Code ("IRC"). The Plan covers all salaried, commissioned, and union and nonunion hourly employees of the Employer with at least one year of service, as defined, and who have attained the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

     Effective November 1997, the Employer acquired Pure Corporation ("Pure"). All former employees of Pure who were eligible to participate in the Pure retirement plan as of November 17, 1997 were immediately eligible to participate in the Plan.

     Contributions

     Participants may elect to contribute between 1% and 15% of before-tax compensation, as defined in the Plan, subject to certain limitations under the IRC.

     The Employer makes a profit-sharing contribution to the Plan for salaried, commissioned, and nonunion hourly employees in the amount of 5% of net profits, as defined, plus an amount which represents the same percentage of total annual compensation of all hourly paid employees who are participants of the Plan as the 5% of net profits bears to the total annual compensation of the salaried and commissioned employees who are participants under this Plan. This amount is multiplied by a fraction which represents the relationship between the annual compensation of all salaried, commissioned, and nonunion hourly employees to the annual compensation of all employees who are qualifying participants in the Plan. Annual compensation included for each participant shall not exceed $40,000. An additional amount may be contributed at the discretion of the board of directors of NSI.

     The Employer also makes a profit-sharing contribution to the Plan for the union employees, which is calculated in a similar manner as that described above.

     Employer contributions are allocated to all participants who are actively employed on November 30 of the plan year and who have a year of service, as defined, during the plan year which contains such November 30. Allocations are made based on each qualifying participant's compensation relative to the compensation of all qualifying participants, with a limitation on compensation considered of $40,000.

     Vesting

     Participants are always fully vested in their individual contributions. Vesting of employer contributions occurs on an increasing scale, ranging from 20% vesting after three years of service, as defined, to 100% vesting after seven years of service. For former employees of Pure, years of service with Pure prior to November 17, 1997 count toward the vesting requirements of the Plan. Nonvested employer contributions are forfeited upon a participant's withdrawal from the Plan and are allocated to remaining participants in the same manner as contributions.

     Administration

     The responsibility for administration of the Plan rests with the Plan's profit-sharing committee, which is appointed by the board of directors of NSI. All administrative expenses of the Plan were paid by the Employer during the year ended December 31, 1998.

     Participants' Accounts

     Individual accounts are maintained for each of the Plan's participants to reflect the particular participant's contributions and related employer contributions as well as the participant's share of the Plan's income and any related investment management fees and expenses.

     The Plan's investment fund balances are expressed in units. At December 31, 1998 and 1997, 12,124,737 and 12,146,977 units, respectively, were assigned to plan participants. Unit values for each investment fund were as follows at December 31, 1998 and 1997:


                                                                1998      1997
                                                             --------- ---------
              Balanced Fund                                   $  37.82  $  33.18
              Diversified Equity Fund                            15.71     14.04
              Stable Value Fund                                  12.84     12.07
              NSI Stock Fund                                     15.47     19.61
              International Fund                                 17.76      4.82
              Index Fund                                        112.85     89.56
              Small Company Fund                                 11.58     11.21
              Bond Index Fund                                    11.16       N/A

      Investment in Master Trust

      Under a trust agreement dated September 1, 1993, as amended, Wachovia Bank of Georgia, N.A. was appointed trustee of the NSI Defined Contribution Plan's Master Trust (the "NSI DC Trust"). Effective January 1, 1998, INVESCO Trust Company was appointed trustee of the NSI DC Trust.

      The Plan's assets are commingled in the NSI DC Trust together with the assets of certain defined contribution plans of other NSI divisions. The investments of the NSI DC Trust are subject to certain administrative guidelines and limitations as to type and amount of securities held.
      Certain fund assets are allocated to selected independent investment-managers to invest under these general guidelines.

      Investment Options

      The separate investment options made available under the Plan may be changed, eliminated, or modified from time to time by the investment committee of the NSI DC Trust. Participants make their investment elections in 5% increments, with changes allowed on a daily basis.

      The separate investment options offered by the Plan are as follows:

          o Diversified Equity Fund. This fund is a diversified stock fund designed to invest in a broad range of common stocks providing capital growth.

          o Stable Value Fund. This is a fixed income fund designed to provide a steady level of current income while focusing on preservation of principal. This fund is managed by INVESCO Trust Company or its affiliates.

          o Balanced Fund. This fund is invested in a changing mix of high-quality stocks and bonds. The fund is designed to provide capital growth and current income while limiting the risk of principal loss. This fund is managed by INVESCO Trust Company or its affiliates.

          o NSI Stock Fund. This fund is invested in NSI common stock, although it may hold other short-term investments from time to time. A participant may not direct more than 50% of his/her account balance to be invested in this fund.

          o International Fund. This fund is invested in the stock of non-U.S. companies and is designed to provide long-term growth. During 1998, the investment committee of the NSI DC Trust changed the specific asset fund which serves as this investment option.

          o Index Fund. This fund (offered beginning June 1997) is invested in all of the stocks in the Standard & Poor's 500 Composite Stock Price Index.

          o    Small  Company  Growth Fund.  This fund (offered  beginning  June
               1997) is invested in small or emerging companies that show potential for increased size and profitability. The fund seeks little or no current income. This fund is managed by INVESCO Trust Company or its affiliates.

          o Bond Index Fund. This fund (offered beginning July 1998) is invested in a well-diversified portfolio that is representative of the domestic investment-grade bond market.

     Loans to Participants

     The Plan permits loans to participants up to the lesser of 50% of the participant's vested account balance or $50,000. A participant has up to five years to repay the principal and interest. Loan processing fees are charged directly to the participant's account. Interest rates on loans to participants are determined based on market rates, as determined by the plan administrator. The interest rate as of December 31, 1998 was 9.25%.

     Loan issuances and repayments are included in intraplan transfers in the accompanying statement of changes in net assets available for benefits, with fund information. Interest on loans is included in the net gain from investment in NSI DC Trust and is allocated to each investment fund based on participants' investment elections.

     Benefits

     A participant is entitled to receive the distribution of his/her vested account balance upon death, disability, or retirement (age 65 or age 55 with ten years of credited service). These benefits are payable in a lump-sum amount or can be paid in installments at the election of the participant. The vested portion of the participant's employer contributions is generally distributable on the first day of the first month following the later of his/her termination date or sixty-fifth birthday. If this vested portion is less than $5,000, then the participant may elect to have his/her interest distributed immediately in a lump sum.

     Benefits are payable in cash, except that any portion of a participant's account balance which is invested in the NSI Stock Fund is distributed in the form of shares of NSI common stock, with fractional shares paid in cash.

     Hardship withdrawals may be made upon proven financial hardship of a participant, as defined in the plan agreement and as approved by the Plan's retirement committee.

     Plan Termination

     Although the Employer intends for the Plan to be permanent, the Plan provides that the Employer has the right to discontinue contributions or to terminate the Plan at any time. In the event of plan termination, each participant shall be vested in the balance of his/her account and his/her proportionate share of any future adjustments or forfeitures.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting

     The accounts of the Plan are maintained by the trustee on the cash basis of accounting. The accompanying financial statements have been prepared using the accrual method of accounting by application of memorandum entries. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

     Investment Valuation

     Investments of the NSI DC Trust, except for the guaranteed investment contracts ("GICs"), are stated at fair value, as determined by the trustee from quoted market prices. Securities traded on a national exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price.

     GICs included in the NSI DC Trust are fully benefit-responsive and are therefore carried at contract value (cost plus accrued interest) in the accompanying financial statements in accordance with Statement of Position 94-4, "Reporting of Investment Contracts for Welfare and Pension Plans." At December 31, 1998 and 1997, contract value approximates fair value. At December 31, 1998, the weighted average crediting interest rate was 6.6%. For the year ended December 31, 1998, the annual yield on the GICs held by the NSI DC Trust was 7%. For certain of the GICs held by the NSI DC Trust, crediting interest rates may be changed if certain events occur, such as early retirements, plant closings, etc., but in no case are they adjusted to a rate less than 0%.

     GICs are subject to credit risk based on the ability of the insurance company to meet interest or principal payments, or both, as they become due.

     Certain GICs included in the NSI DC Trust are synthetic; that is, the NSI DC Trust owns certain fixed income securities and the contract issuer provides a "wrapper" that guarantees a fixed rate of return and provides benefit responsiveness. At December 31, 1998, the fair value of the underlying assets of the synthetic GICs (determined from quoted market prices) and the value of the related wrapper contracts were $48,749,180 and $(1,232,140), respectively.


3.   NSI DC TRUST

     Investment Income

     Investment income of the NSI DC Trust for the year ended December 31, 1998 is summarized as follows:

              Dividends on common stock                                                    $     363,675
              Interest income                                                                  3,619,354
              Net depreciation in fair value of NSI common stock                              (4,420,458)
              Net income from common/collective trust                                         23,084,929
              Net income from mutual funds                                                    12,167,659
              Net income from pooled separate account                                             31,785
                                                                                           --------------
                            Total investment income                                        $  34,846,944
                                                                                           ==============

      The investment income of the NSI DC Trust for the year ended December 31, 1998 is allocated among participating plans as follows:

              Zep Manufacturing Company Profit Sharing/401(k) Retirement Plan              $   18,374,724
              All other NSI plans                                                              16,472,220
                                                                                             -------------
                            Total                                                          $   34,846,944
                                                                                             =============

      Net Assets

      The net assets of the NSI DC Trust are as follows at December 31, 1998 and 1997:

                                                                            1998                 1997

              Mutual funds                                            $  91,469,061        $  79,312,170
              Common/collective trust                                    98,522,341           79,112,333
              Guaranteed investment contracts                            59,224,919           52,443,357
              NSI common stock                                           15,348,609           18,045,789
              Loans receivable from participants                          7,590,683            7,564,684
              Money market fund                                                   0            1,740,602
              Pooled separate account                                     2,315,680            2,385,857
                                                                      --------------       --------------
                                                                        274,471,293          240,604,792
              Cash                                                                0                9,476
                                                                      --------------       --------------
                                                                        274,471,293          240,614,268
              Accrued investment income                                       6,608              112,870
              Adjustments for pending trades                                 19,658             (199,191)
              Other                                                               0              (47,759)
                                                                      --------------       --------------
              Net assets                                              $ 274,497,559        $ 240,480,188
                                                                      ==============       ==============

      The allocation of the net assets of the NSI DC Trust to participating plans is based on participant units and is as follows as of December 31, 1998 and 1997:

                                                                1998                               1997
                                                     -----------------------------     -----------------------------
                                                        Amount           Percent           Amount           Percent
                                                     ---------------   ----------      ----------------   ----------

     Zep Manufacturing Company Profit
         Sharing/401(k) Retirement Plan                $148,651,021        54.2%          $132,025,949        54.9%
     All other plans                                    125,846,538        45.8            108,454,239        45.1
                                                     ---------------   ----------      ----------------   ----------
                   Total                               $274,497,559       100.0%          $240,480,188       100.0%
                                                     ===============   ==========      ================   ==========


      Investment in NSI Common Stock

      As  of  December  31,  1998  and  1997,   approximately   5.6%  and  7.5%,
      respectively, of the NSI DC Trust's net assets were invested in the common stock of NSI, a party in interest to the Plan.

  4.  Tax Status

      The Plan has received a favorable determination letter from the Internal Revenue Service dated May 21, 1996 stating that the Plan was designed in accordance with plan design requirements as of that date. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and that the related trust was tax-exempt as of December 31, 1998 and 1997.